Star Wars Celebration Los Angeles 2027 Fan Group | Virtual Cantina Network

Spencer Jawitz · December 12, 2025 ·

@everyone

We at the Virtual Cantina Network are nothing conventional. We like to do things that might not be "our usual schtick" but good for the fandom at large.

We are proud to announce that the VCN will be joining the Founding Fleet as investors for the new Scum & Villainy location to be in Burbank, CA, near the AMC 16 and the Batman statue. This new location will be titled.... Drum roll please.... Scum & Villainy Rendezvous!

This location will be a Nerd Haven, with the usual shenanigans of the Scum Classic, which will remain open, but TWICE as big AND TWO FLOORS. This will be a location where live podcasts, gaming, seminars and training sessions can happen. Basically, a place where Nerds of ANY genre can have as their own.

On top of this, we are proud to announce that ONE of the TWO VCN events in 2027 will take place at The Rendezvous. It will be a ticketed event and can be received NOW!

VCN will be offering FREE entry to fellow Founding Investors to the VCN Event during Celebration Week in 2027, AND open bar the ENTIRE NIGHT for one person!* Limited to availability

Now which event will take place at The Rendezvous? That won't be announced for another year or so but you will want to be in LA for the FULL WEEK before SWC2027 to take part in all the shenanigans we have in store for you, our lovely Family Members.

To Join The Founding Fleet: https://bit.ly/496EGCA

Thank you so much to J.C. and the Team at Scum for approaching the VCN to get involved in this project and THANK YOU ALL FOR BEING MEMBERS OF THE VCN FAMILY! We are not being compensated in any way to bring this message to you, we just wanted to share this opportunity with you before it launches publicly early next year.

Buckle up, as a wise Jedi once said... "This is where the fun begins!"

Spencer Jawitz
CSO
Virtual Cantina Network

www.virtualcantinanetwork.com
pr@virtualcantinanetwork.com

If you want to secure your spot and be part of history, also for all the fine print, the VCN has been given early access to the Investing Site.

Pre-release Legal Information:

Scum and Villainy Cantina is in 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.